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March 26, 2021

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	OneSpan Inc. (“OneSpan” or the “Company”)
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on March 22, 2021 by Legion Partners Holdings LLC, et al. (“Legion”)
File No. 000-24389

Amendment No. 3 to Schedule 13D
Filed on February 25, 2021 by Legion
File No. 005-59373

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 24, 2021 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Legion and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the preliminary proxy statement filed on March 22, 2021 (the “Proxy Statement”).

Preliminary Proxy Statement filed on Schedule 14A

General

1.	Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants will subsequently provide any omitted information in a supplement in order to mitigate that risk.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 26, 2021

Legion intends on distributing its proxy statement before the Company distributes its proxy statement. Accordingly, to the extent Legion distributes its proxy statement before the Company, Legion acknowledges that it will accept all legal risk in connection with distributing its definitive proxy statement without all required disclosures and will undertake to subsequently provide any omitted information in a supplement when such information becomes available in order to mitigate that risk.

2.	Item 1(b) of Schedule 14A, codified at Rule 14a-101 of Regulation 14A, requires that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders to be disclosed on the first page of the proxy statement. The term “proxy statement” is defined in Rule 14a-1(g). At present, the projected date of distribution is set forth in the cover letter to stockholders and on the second page of the preliminary proxy statement. Please relocate the projected date of distribution for the proxy statement and form of proxy to the first page of the proxy statement.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

3.	The disclosure at page one indicates that “[a]s of the date hereof, members of the Investor Group and the other Participants [ ] collectively beneficially own 2,788,221 shares of Common Stock.” Assuming that the term “hereof” as used in this context relates to the approximate date upon which the proxy statement is expected to be mailed, and that date is at present unknown, please advise us how this amount will be affirmed.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement to reflect its ownership as of a recent date. Legion notes that when it is ready to file a definitive proxy statement, it will revise the proxy statement to reflect its ownership as of the date of the definitive proxy statement.

The Nominees, page 17

4.	The disclosure at page 19 indicates that “[e]ach of the Nominees may be deemed to be a member of a ‘group’ together with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act…” The amendment to Schedule 13D filed by participants on February 25, 2021, however, included the participants as joint filers yet did not check the box in row 2(a) expressly affirming the existence of a group. Please revise the preliminary proxy statement and the Schedule 13D to make clear, if true that the participants are acting as a group under Section 13(d)(3). Alternatively, please provide us with an analysis that explains why the participants only “may be deemed to be a member of a group” but ostensibly have impliedly disclaimed that a group exists in both the preliminary proxy statement and the associated Schedule 13D.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to reflect that the Participants, including the Nominees, are acting as a group under Section 13(d)(3). In addition, Legion advises the Staff that, upon the filing of the next Amendment to its Schedule 13D, Legion will ensure that the box in row 2(a) is checked for all reporting persons on the Schedule 13D, as applicable.

March 26, 2021

Incorporation by Reference, page 28

5.	Reliance on Rule 14a-5(c) does not “incorporate” the information referenced into the participants’ proxy statement. In addition, “incorporation by reference” is explicitly governed by Note D to Schedule 14A codified at Rule 14a-101. That note provides, “[i]nformation may be incorporated by reference only in the manner and to the extent specifically permitted in the items of this schedule.” Please revise to remove the implication that participants relying upon Rule 14a-5(c) incorporate information from a registrant’s proxy statement into their own.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman, Esq.

Elizabeth Gonzalez-Sussman, Esq.

cc:	Christopher S. Kiper, Legion Partners Holdings LLC